EXHIBIT 4.2

THIS AGREEMENT (hereinafter the “Agreement”) made on the 16th day of September 2009.

Between

Tata Motors Limited, a Company incorporated under Indian Companies Act, 1913 and having its Registered Office at Bombay House, 24 Homi Mody Street, Mumbai 400 001 (hereinafter called “the Company”, which expression shall unless repugnant to the context include its successors and assigns) of the One Part

And

Mr Prakash Manjanath Telang, Managing Director - India Operations, (hereinafter called “Mr Telang” or the “Managing Director” as the case may be, of the Other Part).

WHEREAS the Board of Directors of the Company (hereinafter called the “Board”) has at its meeting held on May 29, 2009 appointed Mr Telang as the Managing Director - India Operations of the Company for a period from June 2, 2009 to June 21, 2012 and Mr Telang has agreed to serve the Company upon the terms and conditions contained in the resolution passed by the Board at its meeting held on May 29, 2009, and in the agreement to be executed between the Company and the Managing Director, subject to the approval of the shareholders of the Company.

AND WHEREAS the said appointment has been approved by the shareholders at their meeting held on August 25, 2009.

AND WHEREAS the Parties hereto are desirous of entering into an agreement, being these presents, to record the terms and conditions aforesaid.

NOW THESE PRESENTS WITNESSETH AND IT IS HEREBY AGREED as follows:

1.	Definitions and interpretation

1.1	Definitions

1.1.1	‘Act’ means the Companies Act, 1956, as amended, modified or re-enacted from time to time.

1.1.2	‘Confidential Information’ means information relating to the business, products, affairs and finances of the Company or any of its associated company or subsidiary for the time being confidential to it or to them and trade secrets (including without limitation technical data and know-how) relating to the business of the Company or of any of its associated company or of any of its or their suppliers, clients or customers.

1.1.3	‘Intellectual Property’ includes patents, trade marks whether registered or unregistered, registered or unregistered designs, utility models, copyrights including design copyrights, applications for any of the foregoing and the right to apply for them in any part of the world, discoveries, creations, inventions or improvements upon or additions to an invention, Confidential Information, know-how and any research effort relating to any of the above mentioned business, names whether registrable or not, moral rights and any similar rights in any country.

1.1.4	‘Parties’ means collectively the Company and the Managing Director and “Party” means individually each of the Parties.

1.2	Interpretation

In this Agreement, unless the context otherwise requires:

1.2.1	Any reference herein to any clause is to such Clause. The Recitals and Clauses to this Agreement including this Interpretation Clause shall be deemed to form part of this Agreement;

1.2.2	The headings are inserted for convenience only and shall not affect the construction of this Agreement;

1.2.3	Words importing the singular include the plural and vice versa, and words importing a gender include each of the masculine, feminine and neuter gender;

2.	Term and Termination

2.1	Subject as hereinafter provided, this Agreement shall remain in force upto June 21, 2012 unless terminated earlier.

2.2	This Agreement may be terminated earlier by either Party by giving to the other Party six months’ notice of such termination or the Company paying six months’ remuneration in lieu of such notice.

3.	Duties & Powers

3.1	The Managing Director shall devote his whole time and attention to the business of the Company and carry out such duties as may be entrusted to him by the Board from time to time and separately communicated to him and exercise such powers as may be assigned to him, subject to superintendence, control and directions of the Board in connection with and in the best interests of the business of the Company and the business of any one or more of its associated companies and / or subsidiaries, including performing duties as assigned by the Board from time to time by serving on the boards of such associated companies and / or subsidiaries or any other executive body or any committee of such a company.

3.2	The Managing Director shall not exceed the powers so delegated by the Board pursuant to clause 3.1 above.

3.3	The Managing Director undertakes to employ the best of his skill and ability to make his utmost endeavours to promote the interests and welfare of the Company and to conform to and comply with the directions and regulations of the Company and all such orders and directions as may be given to him from time to time by the Board.

4.	Remuneration

4.1	So long as the Managing Director performs his duties and conforms to the terms and conditions contained in this Agreement, he shall, subject to such approvals as may be required, be entitled to the following remuneration subject to deduction at source of all applicable taxes in accordance with the laws for the time being in force.

a.	Salary: Rs 4,50,000/- per month upto a maximum of Rs. 6,50,000/- per month. The annual increments which will be effective 1st April each year, will be decided by the Board and will be merit-based and take into account the Company’s performance as well.

b.	Benefits, Perquisites, Allowances determined by the Board in terms of authority granted by the shareholders at their meeting held on August 25, 2009:

In addition to the basic salary referred to in (a) above, the Managing Director shall be entitled to:

(I)	Rent-free residential accommodation (furnished or otherwise) the Company bearing the cost of repairs, maintenance, society charges and utilities (e.g. gas, electricity and water charges) for the said accommodation.

OR

House Rent, House Maintenance and Utility Allowances aggregating 85% of the basic salary (in case residential accommodation is not provided by the Company).

(II)	Hospitalization, Transport, Telecommunication and other facilities:

(i)	Hospitalization and major medical expenses for self, spouse and dependent (minor) children;
(ii)	Car, with driver provided, maintained by the Company for official and personal use.
(iii)	Telecommunication facilities including broadband, internet and fax.
(iv)	Housing Loan as per the Rules of the Company.

(III)	Other perquisites and allowances given below subject to a maximum of 55% of the annual salary;

*The categories of perquisites / allowances to be included within the 55% limit shall be —

a)	Allowances		33.34%
b)	Leave Travel Concession/Allowance		8.33%
c)	Medical allowance		8.33%

			50.00%

d)	Personal Accident Insurance ) @ actuals subject
e)	Club Membership fees ) to a cap of	5.00%

			55.00%

*to specify actual perquisites and allowances granted to the Managing Director

(IV)	Contribution to Provident Fund, Superannuation Fund or Annuity Fund and Gratuity Fund as per the Rules of the Company.

(V)	The Managing Director shall be entitled to leave in accordance with the Rules of the Company. Privilege Leave earned but not availed by the Managing Director is encashable in accordance with the Rules of the Company.

c.	Commission: Such remuneration by way of commission, in addition to the salary and perquisites and allowances payable, calculated with reference to the net profits of the Company in a particular financial year, as may be determined by the Board of the Company at the end of each financial year, subject to the overall ceilings stipulated in Sections 198 and 309 of the Act. The specific amount payable to the Managing Director will be based on performance as evaluated by the Board or a Committee thereof duly authorized in this behalf and will be payable annually after the Annual Accounts have been approved by the Board.

d.	Incentive Remuneration: Such incentive remuneration not exceeding 200% of salary to be paid at the discretion of the Board annually, based on certain performance criteria and such other parameters as may be considered appropriate from time to time.

4.2	Minimum Remuneration: Notwithstanding anything to the contrary herein contained, where in any financial year during the currency of the tenure of the Managing Director, the Company has no profits or its profits are inadequate, the Company will pay to the Managing Director remuneration by way of Salary, Benefits, Perquisites and Allowances, and Incentive Remuneration as specified above.

5.	Variation

The terms and conditions of the appointment of the Managing Director and / or this Agreement may be altered and varied from time to time by the Board as it may, in its discretion deem fit, irrespective of the limits stipulated under Schedule XIII to the Act or any amendments made hereafter in this regard in such manner as may be agreed to between the Board and the Managing Director, subject to such approvals as may be required.

6.	Intellectual Property

6.1	The Parties acknowledge that the Managing Director may make, discover or create Intellectual Property (IP) in the course of his employment and agree that in this respect the Managing Director has a special obligation to protect such IP and use them to further the interests of the Company.

6.2	Subject to the provisions of the laws relating to intellectual property for the time being in force in India, if at any time during his employment, the Managing Director makes or discovers or participates in the making or discovery of any IP relating to or capable of being used in the business for the time being carried on by the Company or any of its subsidiaries or associated companies, full details of the Intellectual Property shall immediately be communicated by him to the Company and such IP shall be the absolute property of the Company. At the request and expense of the Company, the Managing Director shall give and supply all such information, data, drawings and assistance as may be required to enable the Company to exploit the IP to its best advantage and the Managing Director shall execute all documents and do all things which may be necessary or desirable for obtaining patent or other protection for the Intellectual Property in such parts of the world as may be specified by the Company and for vesting the same in the Company or as it may direct.

6.3

The Managing Director hereby irrevocably appoints the Company as his attorney in his name and on his behalf to sign or execute any such instrument or do any such thing and generally to use his name for the purpose of giving to the Company or its nominee the full advantage of the provisions of this clause and if in favour of any third Party, a certificate in writing signed by any director or the secretary of the Company that any instrument or act falls within the authority conferred by this clause shall be conclusive evidence that such is the case.

6.4	If the IP is not the property of the Company, the Company shall, subject to the provisions of the applicable laws for the time being in force, have the right to acquire for itself or its nominee, the Managing Director’s rights in the IP within 3 months after disclosure pursuant to clause 6.2 above on fair and reasonable terms.

6.5	The rights and obligations under this clause shall continue in force after termination of the Agreement in respect of IP relating to the period of the Managing Director’s employment under the Agreement and shall be binding upon his heirs and legal representatives.

7.	Confidentiality

7.1	The Managing Director is aware that in the course of his employment he will have access to and be entrusted with information in respect of the business and finances of the Company including intellectual property, processes and product specifications, etc. and relating to its dealings, transactions and affairs and likewise in relation to its subsidiaries, associated companies, customers or clients all of which information is or may be of a confidential nature.

7.2	The Managing Director shall not except in the proper course of performance of his duties during or at any time after the period of his employment or as may be required by law divulge to any person whatever or otherwise make use of and shall use his best endeavours to prevent the publication or disclosure of any Confidential Information of the Company or any of its subsidiaries or associated companies or any of its or their suppliers, agents, distributors or customers.

7.3	All notes, memoranda, documents and Confidential Information concerning the business of the Company and its subsidiaries or associated companies or any of its or their suppliers, agents, distributors or customers which shall be acquired, received or made by the Managing Director during the course of his employment shall be the property of the Company and shall be surrendered by the Managing Director to the Company upon the termination of his employment or at the request of the Board at any time during the course of his employment.

8.	Non-competition

The Managing Director covenants with the Company that he will not, during the continuance of his employment with the Company, without the prior written consent of the Board, carry on or be engaged, directly or indirectly, either on his own behalf or on behalf of any person, or as manager, agent, consultant or employee of any person, firm or company, in any activity or business, in India or overseas, which shall directly or indirectly be in competition with the business of the Company or its subsidiaries or associated companies.

9.	Selling Agency

The Managing Director, so long as he functions as such, undertakes not to become interested or otherwise concerned, directly or though his spouse and/ or children, in any selling agency of the Company.

10.	Tata Code of Conduct

The provisions of the Tata Code of Conduct shall be deemed to have been incorporated into the Agreement by reference. The Managing Director shall during his term, abide by the provisions of the Tata Code of Conduct in spirit and in letter and commit to assure its implementation.

11.	Personnel Policies

All Personnel Policies of the Company and the related Rules which are applicable to other employees of the Company shall also be applicable to the Managing Director, unless specifically provided otherwise.

12.	Summary termination of employment

The employment of the Managing Director may be terminated by the Company without notice or payment in lieu of notice:

a.	if the Managing Director is found guilty of any gross negligence, default or misconduct in connection with or affecting the business of the Company or any subsidiary or associated company to which he is required by the Agreement to render services; or

b.	in the event of any serious or repeated or continuing breach (after prior warning) or non-observance by the Managing Director of any of the stipulations contained in the Agreement; or

c.	in the event the Board expresses its loss of confidence in the Managing Director.

13.	Termination due to physical / mental incapacity

In the event the Managing Director is not in a position to discharge his official duties due to any physical or mental incapacity, the Board shall be entitled to terminate this contract on such terms as the Board may consider appropriate in the circumstances.

14.	Resignation from directorships

Upon the termination by whatever means of his employment under the Agreement:

a.	the Managing Director shall immediately tender his resignation from offices held by him in any subsidiaries and associated companies without claim for compensation for loss of office and in the event of his failure to do so the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign and deliver such resignation or resignations to the Company and to each of the subsidiaries and associated companies of which the Managing Director is at the material time a director or other officer.

b.	the Managing Director shall not without the consent of the Company at any time thereafter represent himself as connected with the Company or any of the subsidiaries and associated companies.

15.	Agreement co-terminus with employment / directorship

15.1	The Managing Director is being appointed by virtue of his employment in the Company and his appointment shall be subject to the provisions of Section 283(1) (l) of the Act.

15.2	If and when this Agreement expires or is terminated for any reason whatsoever, Mr Telang will cease to be the Managing Director and also cease to be a Director. If at any time, the Managing Director ceases to be a Director of the Company for any reason whatsoever, he shall cease to be the Managing Director and this Agreement shall forthwith terminate. If at any time, the Managing Director ceases to be in the employment of the Company for any reason whatsoever, he shall cease to be a Director and Managing Director of the Company.

16.	Notices

Notices may be given by either Party by letter addressed to the other Party at, in the case of the Company, its registered office for the time being and in the case of the Managing Director his last known address and any notice given by letter shall be deemed to have been given at the time at which the letter would be delivered in the ordinary course of post or if delivered by hand upon delivery and in proving service by post it shall be sufficient to prove that the notice was properly addressed and posted.

17.	Miscellaneous

17.1	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of India.

17.2	Jurisdiction

The Parties have agreed to the exclusive jurisdiction of the Indian courts.

17.3	Entire Agreement

This Agreement contains the entire understanding between the Parties and supersedes all previous written or oral agreements, arrangements, representations, and understandings (if any) relating to the subject mater hereof. Parties confirm that they have not entered into this Agreement upon the basis of any representations that are not expressly incorporated into this Agreement. Neither oral explanation nor oral information given by any Party shall alter or affect the interpretation of this Agreement.

17.4	Waiver

A waiver by either Party of a breach of provision(s) of this Agreement shall not constitute a general waiver, or prejudice the other Party’s right otherwise to demand strict compliance with that provision or any other provisions in this Agreement.

17.5	Severability

Each term, condition, covenant or provision of this Agreement shall be viewed as separate and distinct, and in the event that any such term, covenant or provision shall be held by a court of competent jurisdiction to be invalid, the remaining provisions shall continue.

17.6	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

IN WITNESS WHEREOF these presents have been executed by the Parties hereto on the day and year first above written.

The Common Seal of TATA MOTORS LIMITED

was hereunto affixed pursuant to the Resolution

passed by the Board of Directors at the Meeting

held on May 29, 2009 in the presence of:

and

two Directors of the Company

Witnesses:

SIGNED, SEALED AND DELIVERED

by the said Mr P M Telang

in the presence of:

Witnesses: